UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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ELI LILLY AND COMPANY
(Exact name of registrant as specified in its charter)

Indiana	001-06351	35-0470950
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
Lilly Corporate Center Indianapolis, Indiana		46285
(Address of principal executive offices)		(Zip Code)
Jonathan Groff (317-450-5089)
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
As required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Eli Lilly and Company (the “Company”) has filed this Specialized Disclosure Report (“Form SD”). As provided by the Rule, this assessment did not include products that were not entered into the stream of commerce in the calendar year ended December 31, 2021. It also did not include products manufactured or contracted to be manufactured by entities acquired by the Company after April 2020.

Conflict Minerals Disclosure
The Company has, in good faith and after reasonable due diligence, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether its products contain conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”). A summary of the Company’s RCOI and due diligence processes follows:
•During the reporting period, the Company conducted reasonable due diligence for all products where there may have been a risk of those products containing conflict minerals.
•In accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of minerals from Conflict-Affected and High-Risk Areas, the Company requested and received from relevant suppliers:
◦Verification of whether supplied products contained any tin, tungsten or gold (“3TG”);
◦Verification of the country of origin for any 3TG; and
◦Verification that the supplied products did not contain conflict minerals.
•Due diligence included a review of the bill of materials for each product manufactured by the Company, sub-supplier verification for any product contents that are known to contain metals, and sub-supplier verification of any newly marketed products that were manufactured externally to identify the potential for 3TG content. When potential 3TG content was identified, additional analyses were undertaken to confirm whether the materials were 3TG, if they were incorporated into the finished product, and, if so, whether the materials could be attributed to Covered Countries.

Based upon the information above, the Company has determined to the best of its knowledge that none of its products for the period covered by this report contained conflict minerals originating from any of the Covered Countries.

This Form SD is publicly available on the Company’s website at https://investor.lilly.com/financial-information/sec-filings; however, the information on, or accessible through, the Company’s website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELI LILLY AND COMPANY
(Registrant)

By:	/s/ Anat Ashkenazi	Dated: May 6, 2022
Name:	Anat Ashkenazi
Title:	Senior Vice President and Chief Financial Officer